UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Term Sheet for up to $40 Million Financing dated 03 March 2025

Press Release

3 March 2025
Argo Blockchain plc

 ("Argo" or "the Company")

 Term Sheet for up to $40 Million Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) is pleased to announce that it entered into a non-binding term sheet for up to $40 million in senior secured convertible loans (the "Financing") on 25 February 2025. The initial tranche of the Financing would be $15 million with follow on tranches of up to $25 million advanced over the next 18 months.

The proceeds of the Financing are to be used to refresh Argo's Baie Comeau, Quebec mining fleet, to strengthen the balance sheet, and to assess a pipeline of merger and acquisition possibilities.

The Financing will be non-amortizing, will carry an interest rate of approximately 8% and will have a conversion premium of 25% to the closing price of Argo's shares the day before the definitive documents are signed. The Financing is expected to be funded by up to three multinational institutional investors ("Investor Group") and will include 30% warrant coverage, also at a premium to the closing price. The Investor Group will have three seats on the board upon completion of definitive documents and shareholder approval.

The Company has granted the Investor Group a 20-day exclusivity period (extensions to be considered in good faith depending on progress made) and agreed to pay a break fee of $150,000 in certain circumstances. Shareholder approval and a waiver by the Takeover Panel of Rule 9 of the Takeover Code will be required to implement the Financing and the Company will be required to issue a prospectus for admission of the shares resulting from the Financing and the warrant.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act and all applicable state securities laws, or are otherwise exempt from such registration.

No Assurance of Definitive Agreements

There can be no assurance that any definitive agreements for the Financing will be signed or that the Financing will be consummated. Should Argo be unsuccessful in completing the Financing, Argo may need to explore other financing opportunities. The Company is endeavoring to complete such Financing to provide the Company with working capital sufficient for its present requirements, that is for at least the next twelve months from the date of this announcement.

Chairman of the Board, Matt Shaw commented: "We believe that this financing will allow profitable growth at Argo and strengthen our balance sheet. The Argo team is working closely with the Investor Group to clear due diligence and refine our business plan in a timely manner. The Company looks forward to providing further updates as they crystallize."

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March,2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer